UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2005.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-85904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 – DIVISION II, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

EXPLANATORY NOTE

This amendment to our Annual Report on Form 11-K for the fiscal year ended December 31, 2005 is being filed to include the consent of the Plan’s Independent Registered Public Accounting Firm, Exhibit 23. This item was inadvertently omitted from the original filing of the Form 11-K.

This amendment does not reflect events occurring after the filing date of the original Form 11-K and does not modify or update the disclosures in the original Form 11-K, other than the addition noted above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION TRANSMISSION AND HOPE GAS UNION SAVINGS PLAN FOR EMPLOYEES REPRESENTED BY THE UNITED GAS WORKERS UNION, LOCAL 69 – DIVISION II, SEIU, AFL-CIO (name of plan)

Date: June 19, 2007	/s/ Anne M. Grier
Anne M. Grier Chair, Dominion Resources Services, Inc. Administrative Benefits Committee